UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

VSOURCE, INC. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
92908B 10 5 (CUSIP Number)
John G. Cantillon
Level 12, Menara HLA
No. 3, Jalan Kia Peng
50450 Kuala Lumpur, Malaysia,
(60) 3-7490-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 16, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92908B 10 5

1.	Names of Reporting Persons. John G. Cantillon I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,068,169(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 13,068,169(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,068,169(1)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 28.3%

14.	Type of Reporting Person IN

(1)          Includes options to purchase 505,669 shares of Common Stock, Series A Notes convertible into 10,000,000 shares of Common Stock and Series B Warrants to purchase 2,562,500 shares of Common Stock, each exercisable within 60 days of January 16, 2002.

(2)         Based on 46,119,873 shares of common stock issued and outstanding, as described in Item 5 herein.

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Item 1. Security and Issuer

         This statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 16875 West Bernardo Drive, Suite 250, San Diego, CA 92127.

Item 2. Identity and Background.

          (a)     John G. Cantillon

         (b)     Level 12, Menara HLA, No. 3 Jalan Kia Peng, 50450 Kuala Lumpur, Malaysia

         (c)     Chief Operating Officer of the Issuer

         (d)     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

         (e)     The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or has become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     The Reporting Person is a US citizen

Item 3. Source and Amount of Funds or Other Consideration:

         On January 16, 2002, $1,000,000 in principal amount of convertible promissory notes ("Series A Notes") held by the Reporting Person, which were issued pursuant to a Convertible Note Purchase Agreement dated as of June 25, 2001 (the "Series A Purchase Agreement") became indirectly convertible into 10,000,000 shares of the Issuer's Common Stock. At any time, a holder of a Series A Note may elect to convert its Series A Note into a number of shares of Series 3-A Convertible Preferred Stock (the "Series 3-A Preferred Stock") of the Issuer determined by dividing the outstanding principal and interest on the Series A Note by $60, subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, and (c) recapitalizations, reclassification or exchange. The Series 3-A Preferred Stock became convertible into Common Stock upon the satisfaction of certain conversion conditions, the last of which was satisfied on January 16, 2002, when the Issuer filed a Certificate of Amendment to its Certificate of Incorporation (the "Certificate of Amendment") increasing the number of its authorized shares of Common Stock to 500 million. The Certificate of Amendment was filed as Exhibit 3.3 to Item 7(c) of the Issuer's Report on Form 8-K dated January 23, 2002, which is incorporated herein by reference. The Reporting Person acquired its Series A Note for cash from personal funds. The Series A Purchase Agreement was filed as Exhibit 4.4 to Item 7(c) of the Issuer's Report on Form 8-K dated June 22, 2001, which is incorporated herein by reference.

         On January 16, 2002, warrants ("Series B Warrants") to purchase 2,562,500 shares of Common Stock held by the Reporting Person, which were issued pursuant to an Exchangeable Note and Warrant Purchase Agreement dated July 12, 2001 (the "Series B Purchase Agreement"), became exercisable. The Series B Warrants, which have an exercise price of $0.10 per share, became exercisable upon the satisfaction of certain conversion conditions, the last of which was satisfied on January 16, 2002, when the Issuer filed the Certificate of Amendment. The Reporting Person purchased the Series B Warrants, along with an exchangeable promissory note (the "Series B Note") with a principal amount of $512,500, on July 12, 2001 for cash from personal funds. The Series B Purchase Agreement was filed as Exhibit 4.7 to the Issuer's Quarterly Report on Form 10-Q for the period ending July 31, 2001 (SEC File No. 000-30326), which is incorporated herein by reference.

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Item 4. Purpose of Transaction

          Series A Notes

         On June 25, 2001, pursuant to the Series A Purchase Agreement, the Issuer issued an aggregate $4.6 million in original principal amount of Series A Notes, with the terms described below. The Reporting Person purchased a Series A Note with a principal amount of $1,000,000 for cash from personal funds.

         The Series A Notes bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer have guaranteed the Issuer's obligations under the Series A Notes. At any time, a holder of a Series A Note may elect to convert the Series A Note into a number of shares of Series 3-A Preferred Stock of the Issuer determined by dividing the outstanding principal and interest on the Series A Note by $60. All Series A Notes shall be automatically so converted upon the election of the holders of Series A Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Notes. The $60 conversion price described above is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, and (c) recapitalizations, reclassification or exchange.

         The Series 3-A Preferred Stock to be issued upon conversion of a Series A Note will have the following characteristics:

         - Redemption. Various redemption rights of the holder terminated upon satisfaction by the Issuer of the Conversion Conditions (as defined below) on January 16, 2002.

         - Voting Rights. The holder of each share of Series 3-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 3-A Preferred Stock could then be converted (without taking into account any restrictions or conditions on such conversion).

         - Conversion. The Series 3-A Preferred Stock became convertible into shares of Common Stock upon satisfaction by the Issuer of the Conversion Conditions, which occurred on January 16, 2002. Each share of Series 3-A Preferred Stock is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by $0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 3-A Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by the Issuer below the conversion price of the shares of Series 3-A Preferred Stock. The "Conversion Conditions" are that either (i) there is an effective amendment to the Issuer's Certificate of Incorporation increasing the authorized shares of Common Stock of the Company to at least 200 million shares and that stockholders of the Issuer have approved the issuance of shares of Common Stock upon conversion of the Series 3-A Preferred Stock; or (ii) the Company has decided not to seek such approvals and the Company has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of the Issuer's securities are then listed, if any. On November 20, 2001, the stockholders of the Issuer approved the issuance of shares of Common Stock upon conversion of the Series 3-A Preferred Stock and the filing of an amendment to the Issuer's Certificate of Incorporation to, inter alia, increase the authorized shares of Common Stock to at least 200 million shares. On January 16, the Issuer filed the Certificate of Amendment, satisfying all remaining Conversion Conditions.

         The Certificate of Designations of Series 3-A Convertible Preferred Stock was filed as Exhibit 4.1 to Item 7(c) of the Report on Form 8-K dated June 22, 2001, which is incorporated herein by reference.

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         As of January 16, 2002, the Reporting Person has not converted any of its Series A Note into Series 3-A Preferred Stock.

         Series B Notes and Series B Warrants.

         On July 12, 2001, pursuant to the Series B Purchase Agreement, the Issuer issued $4,251,500 in original principal amount of Series B Notes, with the terms described below, and Series B Warrants, with the terms described below, to purchase an aggregate of 21,257,500 shares of Common Stock of the Issuer. The Reporting Person purchased a Series B Note with a principal amount of $512,500 and Series B Warrants to purchase 2,562,500 shares of Common Stock on that date.

         Series B Notes bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer guarantee the Issuer's obligations under the Series B Notes. Series B Notes will be automatically exchanged, in part, for Series A Notes upon the occurrence of certain events set forth in the Series B Notes. At any time on or after February 15, 2002, a holder of a Series B Note may elect to exchange the Series B Note for a Series A Note. Series A Notes issued upon exchange of Series B Notes will have the same terms as the Series A Notes described above (including the right to convert such notes into Series 3-A Preferred Stock, with the terms described above). The Reporting Person expects that the Issuer will repay the Series B Notes prior to February 15, 2002.

         The Series B Warrants became exercisable to purchase shares of Common Stock upon satisfaction by the Issuer of the Conversion Conditions (defined below), which occurred on January 16, 2002The initial exercise price is $0.10 per share of Common Stock ("Warrant Shares"). The holder of Series B Warrants may purchase some or all of the Warrant Shares at any time or from time to time until the fifth anniversary of the issuance of the Series B Warrants. The number of Warrant Shares and/or the exercise price per share (i.e., $0.10) is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below the conversion price. The "Conversion Conditions" are that either (i) there is an effective amendment to the Issuer's Certificate of Incorporation increasing the authorized shares of Common Stock of the Company to at least 200 million shares and that stockholders of the Issuer have approved the issuance of shares of Common Stock upon exercise of the Series B Warrants; or (ii) the Company has decided not to seek such approvals and the Company has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon conversion of the Series B Warrants; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of the Issuer's securities are then listed, if any. On November 20, 2001, the stockholders of the Issuer approved the issuance of shares of Common Stock upon exercise of the Series B Warrants and the filing of an amendment to the Issuer's Certificate of Incorporation to, inter alia, increase the authorized shares of Common Stock to at least 200 million shares. On January 16, the Issuer filed the Certificate of Amendment, satisfying all remaining Conversion Conditions. As a result of the satisfaction of the Conversion Conditions, certain redemption rights of Series B Warrant holders terminated.

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         As of January 16, 2002, the Reporting Person has not exercised any of its Series B Warrants to purchase Warrant Shares.

         Options

         The Reporting Person has been granted employee stock options to purchase a total of 2,517,008 shares of Common Stock, of which options to purchase 505,669 shares of Common Stock are exercisable within 60 days of January 16, 2002. As of January 16, 2002, none of the options have been exercised.

         General

         Depending on market conditions and other factors that it may deem material to its investment decision, the Reporting Person may purchase additional Common Shares in the open market or in private transactions or may dispose of all or a portion of the Common Shares that it now owns or hereafter may acquire. In addition, the Reporting Person may make proposals and take such other actions as are commensurate with its rights and duties as a director and officer of the Issuer.

         Other than as described in Item 3 and this Item 4, the Reporting Person does not have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although it reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

         Each of the calculations in this Item 5 are based on 46,119,873 shares of Common Stock, which is comprised of (i) 21,431,394 shares of Common Stock outstanding, as reported in the Issuer's most recent Form 10-Q, plus (ii) 11,620,310 shares of Common Stock issued pursuant to the Issuer's discharge of the Bridge Loan, as reported in the Issuer's Form 8-K dated December 18, 2001, plus (iii) 10,000,000 shares of Common Stock issuable upon conversion of the Reporting Person's Series A Note into Series 3-A Preferred Stock and then into Common Stock, plus (iv) 2,562,500 shares of Common Stock issuable upon exercise of the Reporting Person's Series B Warrants, plus (v) 505,669 shares of Common Stock issuable with respect to options exercisable by the Reporting Person within 60 days from January 16, 2002.

         (a)     The Reporting Person beneficially owns 13,068,169 shares of Common Stock, all of which are held in the forms of convertible securities or options convertible for or exercisable for shares of Common Stock within 60 days from January 16, 2002, which represents 28.3% of all of the shares of Common Stock issued and outstanding.

         (b)     The Reporting Person has the sole power to vote and to dispose of the shares of Common Stock set forth in paragraph (a).

         (c)      Except as set forth in Item 4, the Reporting Person has not effected any transactions in the Issuer's Common Stock during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D or in the exhibits filed herewith and incorporated by reference, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.
Exhibit 1(*)

Convertible Note Purchase Agreement, dated June 25, 2001, by and among Vsource, Inc., NetCel360.com Ltd, NetCel360 Sdn Bhd and certain purchasers named therein (incorporated by reference to Exhibit 4.4 of the Issuer's Report on Form 8-K, filed July 2, 2001)

Exhibit 2(*)	Certificate of Designation of Series 3-A Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer's Report on Form 8-K, filed July 2, 2001)
Exhibit 3(*)

Exchangeable Note and Warrant Purchase Agreement, dated July 12, 2001, by and among Vsource, Inc., NetCel360.com Ltd, NetCel360 Sdn Bhd and certain purchasers named therein (incorporated by reference to Exhibit 4.7 to the Issuer's Report on Form 10-Q for the quarterly period ended July 31, 2001)

Exhibit 4(*)	Certificate of Amendment of Certificate of Incorporation of Vsource, Inc., dated January 16, 2002 (incorporated by reference to Exhibit 3.3 of the Issuer's Report on Form 8-K, filed January 23, 2002)
* Previously filed with the Securities and Exchange Commission.
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Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2002
By:	/s/ JOHN G. CANTILLON JOHN G. CANTILLON